July 26, 2007

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RE:          Zones, Inc.
Form 10-K, for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 00-28448

To Whom It May Concern:

We are in receipt of your letter dated July 12, 2007 regarding our Form 10-K filing for the year ended December 31, 2006.  We have reviewed your comments and provided the supplemental information requested.  The numbers before our responses correspond to the comments contained in your letter.  For ease of reference, we have included the Staff’s comments in their entirety preceding each of our responses.

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 16

Results of Operations, page 18

1.
Please revise your discussion here and on page 20 to more clearly explain the reasons for the year over year increases in consolidated net sales.  For example, your current explanation that overall sales increased due to increased net sales in certain customer groups does not explain the underlying reasons for the increased sales to these particular customer groups.  Please revise.  Additionally, please quantify the extent to which price versus volume changes contributed to the overall change in net sales.  See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

We acknowledge the Staff’s comments and agree to disclose, in future filings, a more detailed explanation on the underlying reasons for changes in our consolidated net sales.  As to the quantification of the impact of price versus volume changes to net sales, it is not practicable to calculate given the breadth and depth of the products we sell, and we do not believe that the disclosure of such information would create any meaningful transparency into our operating results.

The following is a revised disclosure for the twelve months ended December 31, 2006 as compared to the twelve months ended December 31, 2005.

Net Sales.  Consolidated net sales increased 1.8% to $577.0 million in 2006 compared to $566.6 million in 2005.  The Company’s average account executive headcount for 2006 increased by 14.8% compared to 2005.  Consolidated outbound sales to commercial and public sector accounts increased 3.4% to $565.3 million in 2006 from $547.0 million in 2005.  Sales to the Company’s SMB customers increased 18.1% to $222.1 million in 2006, compared to $188.2 million in 2005. During 2006, the Company opened a new sales center in Portland, Oregon which increased the number of SMB account executives. The Company’s average SMB account executive headcount for 2006 increased by 26.0% compared to 2005.  The Company’s 2007 SMB growth initiatives will focus on small 50-to-100 seat customers, as well as assisting AEs to reach their expected productivity levels as tenure increases.  Sales to the Company’s enterprise customers decreased 4.0% to $301.8 million for the year ended December 31, 2006, compared to $314.5 million in 2005.  During 2005, one customer represented $48.5 million of enterprise net sales related to a specific one-time product roll-out during the second half of the year.  The Company’s 2007 enterprise customer sales initiative includes the formation of a field sales force to supplement the outbound call center sales force.  Net sales to public sector customers decreased 5.9% to $39.2 million in 2006 from $41.6 million in 2005.  Inbound sales to the Company’s legacy Mac-platform consumer and small office/home office (“SOHO”) customers declined 37.3% to $14.0 million, or 2.4% of net sales.

2.
Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item.  For example, with respect to the increase in gross profit in 2006, you should quantify the extent to which increased vendor incentives versus changes in product and customer mix contributed to the overall change.  See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

We acknowledge the Staff’s comments and agree to quantify, in future filings, the underlying reasons for changes in our gross profit.  The following is a revised disclosure for the twelve months ended December 31, 2006 as compared to the twelve months ended December 31, 2005.

Gross Profit. Consolidated gross profit increased to $71.5 million in 2006 compared to $60.6 million in 2005.  The increase is primarily due to a $6.9 million increase in vendor programs and $3.9 million increase gross profit dollars generated from an increase in total net sales. Gross profit as a percentage of net sales increased to 12.4% in 2006, compared to 10.7% in 2005.  Gross profit margins as a percent of sales will continue to vary due to changes in vendor programs, product and customer mix, pricing strategies and economic conditions. The Company expects its gross profit margin to decline in 2007 from historical levels due to the Company’s field sales initiative and expected sales increases to existing large customers as large enterprise customers tend to record lower gross profit sales.

The Company categorizes its warehousing and distribution network costs in selling, general and administrative expenses.  Due to this classification, the Company’s gross profit may not be comparable to that of other companies that categorize warehousing and distribution network costs as a cost of sales.

Consolidated Statements of Operations, page 30
3.	Please parenthetically disclose on the face of your statements of operations that cost of sales excludes depreciation. Refer to SAB Topic 11:B.

We have reviewed SAB Topic 11:B and acknowledge the Staff’s comments.  While not disclosed parenthetically on the face of the statements of operations, we have disclosed in Note 2 on page 35 that selling, general and administrative expenses include depreciation and amortization.  We believe this approach is a reasonable alternative.

4.
To the extent service revenues are material, please revise your statement of operations to disaggregate these revenues from sales of tangible products.  Similarly disaggregate the related cost of sales line item.  Refer to Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X.  For purposes of complying with this disclosure requirement, please note that commissions and fees earned on sales of third-party products and services reported on a net basis are considered part of your service revenues.  Refer to paragraph 19 of EITF 99-19.

Notwithstanding the preceding, please revise your product mix disclosure in note 13 to disclose the dollar amount of service revenues.  Refer to paragraph 37 of SFAS 131.  Also revise your management’s discussion and analysis to discuss the impact on net sales and profitability of changes in the mix of sales between sales of tangible products and service revenues.

We acknowledge the Staff’s comments, but believe that our service revenues are insignificant in relation to our total net sales.  The amount of service revenue included in net sales for the twelve months ended December 31, 2006 was $5.8 million, or 1.0% of total net sales.    We do not believe that a revision to our management’s discussion and analysis would provide any valuable information to the reader. Should service revenues become more significant in relation to overall net sales, we will disaggregate the revenues and costs on our statement of operations, and provide the impact to both net sales and gross profit in our management’s discussion and analysis.

In regards to note 13 on segment reporting, we will revise our future disclosures to include the dollar amount of service revenue regardless of significance.

Consolidated Statements of Cash Flows, page 32
5.
Please explain to us why you present borrowings and repayments under your inventory financing arrangement in cash flows from operating activities.  Unless the financing of inventory purchases represents a seller financing situation whereby the supplier or a finance subsidiary of the supplier is providing financing, we would expect borrowings and repayment s under the facility to be classified in cash flows from financing activities.  Please advise.

Zones inventory financing does represent a seller financing arrangement.  Our inventory financing is a flooring facility, which functions similar to a vendor trade payable for inventory purchases from certain vendors; Zones places the purchase order for the products with the specific vendor, has a set payment term, and that the amounts owed are interest free if paid within terms.  In addition, all costs associated with this arrangement are borne by the vendor.

Notes to Consolidated Financial Statements, page 33

Note 2.  Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 34
6.
Please revise your disclosure to clarify whether sales of products delivered on a drop-ship basis by third party suppliers and sales of third-party services are recorded on a gross or net basis.  Additionally, tell us in detail and disclose the basis in GAAP for your accounting.  Refer, for guidance, to EITF99-19.  Ensure you tell us all pertinent terms of the sales arrangements, including the terms that are considered indicators of gross revenue reporting and those that are considered indicators of net revenue reporting.  We may have further comment.

We reviewed all indicators established in EITF 99-19 for both gross revenue reporting and net revenue reporting.  For all product sales shipped directly from suppliers to customers, we have full latitude in establishing price with the customer, select the supplier to provide the product, take title to the product sold upon shipment, bear credit risk, and bear inventory risk for returned products; therefore, these revenues are recognized at gross sales amounts.

We reviewed all indicators established in EITF 99-19 for both gross revenue reporting and net revenue reporting.  For all third-party services, we have full latitude in establishing price with the customer, we select the third-party service provider, we are obligated to compensate the service provider for work performed regardless of whether the customer accepts the work and we bear credit risk; therefore, these revenues are recognized at gross sales amounts.

For sales that do not meet the gross indicators established in EITF 99-19, we book the transaction net.

In all future periodic regulatory filings we will disclose the following revenue recognition policy in our critical accounting policies.

We recognize revenue on product sales when persuasive evidence of an arrangement exists, delivery has occurred, prices are fixed or determinable, and ability to collect is probable.  We consider the point of delivery of the product to be when the risks and rewards of ownership have transferred to the customer.  Our shipping terms dictate that the passage of title occurs upon receipt of products by the customer except for the last seven calendar days of each fiscal quarter, when all shipments are insured in the name of the customer. For these seven days, passage of risk of loss and title occur at the shipping point.

The majority of our net sales relate to physical products. These sales are recognized on a gross basis with the selling price to the customer recorded as net sales and the acquisition cost of the product recorded as cost of sales.  Amounts billed for shipping and handling are recorded as net sales.  We only recognize revenue when all criteria of Staff Accounting Bulletin No. 104 (“SAB 104”), "Revenue Recognition" have been met.  Under gross sales recognition, we are the primary obligor, and the entire selling process is recorded in sales with our cost to the third party provider recorded as a cost of sales. Under net sales recognition, we are not the primary obligor, and the cost to the third party provider is recorded as a reduction to sales, with no cost of goods sold, thus leaving the entire gross profit as the reported net sale for the transaction.

Software maintenance contracts, software agency fees, and extended warranties that we sell (for which we are not the primary obligor), are recognized on a net basis in accordance with SAB 104 and Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” We do not take title to the products or assume any maintenance or return obligations in these transactions; title is passed directly from the supplier to our customer. Accordingly, such revenues are recognized in net sales either at the time of sale or over the contract period, based on the nature of the contract, at the net amount retained by us, with no cost of goods sold.

Additionally, the Company offers limited return rights on its product sales. The Company has demonstrated the ability to make reasonable and reliable estimates of product returns based on significant historical experience. The Company had allowances for sales returns, net of cost, of {$insert amount} at December 31, 200X and 200X, respectively.

Note 9. Shareholders’ Equity, page 40
7.
For each year for which an income statement is provided, please disclose the intrinsic value of options exercised.  Additionally, for fully vested share options and share options expected to vest at the latest balance sheet date, disclose the aggregate intrinsic value of options outstanding and options currently exercisable.  Refer to the requirements of paragraphs A240c.(2) and A240d. of SFAS 123R.

We acknowledge the Staff’s comments and provide the following disclosure regarding intrinsic value of options exercised, options outstanding and options currently exercisable.

	Options	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding, January 1, 2004	3,329,682	$2.68
Granted	925,300	2.95
Exercised	(296,746)	1.53
Canceled	(684,843)	3.70
Outstanding, December 31, 2004	3,273,393	$2.63
Granted	282,200	3.38
Exercised	(181,772)	1.74
Canceled	(306,102)	1.77
Outstanding, December 31, 2005	3,067,719	$2.84
Granted
Exercised	(461,070)	3.06
Forfeited or expired	(36,358)	4.70
Outstanding, December 31, 2006	2,570,291	$2.78	6.02	$12,032
Exercisable, December 31, 2006	2,138,483	$2.94	7.24	$9,675

The aggregate intrinsic value is calculated based on the difference between the exercise price of the underlying awards and the closing price of our common stock on December 31, 2006, which was $7.46.

	Year ended December 31,
	2006	2005	2004
Weighted average grant date fair value of options granted during the period		$2.29	$2.58
Intrinsic value of options exercised during the period (in thousands)	$1,921	$417	$661

There were no options granted in the year ended December 31, 2006.

Zones will report accordingly in future periodic filings.

Exhibits 31.1 and 31.2
8.
Please eliminate reference to the title of your chief executive officer and chief financial officer in the introductory paragraph of your certifications.  Also, confirm that the inclusion of the titles was not intended to limit the capacity in which such individuals provided the certifications.

We confirm that the inclusion of the title of our chief executive officer and chief financial officer was not intended to limit the capacity in which such individuals provided the certifications.

Zones will eliminate the reference to the chief executive officer and chief financial officer titles in the introductory paragraph of the certifications filed as exhibits in future periodic filings.

In addition, Zones hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ RONALD MCFADDEN

Ronald McFadden
Senior Vice President and
Chief Financial Officer